Exhibit 12.01

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

(In millions)

	For the six months ended June 30,		For the years ended December 31,
	2016	2015	2015	2014	2013	2012	2011
EARNINGS (LOSS):
Income (loss) from continuing operations, before income taxes [1]	$551	$1,095	$1,978	$1,665	$1,438	$(81)	$(358)
Add: Total fixed charges, before interest credited to contractholders	183	199	386	407	434	498	562

Total earnings, before interest credited to contractholders	734	1,294	2,364	2,072	1,872	417	204
Interest credited to contractholders [2]	297	327	656	680	860	1,400	1,435

Total earnings	$1,031	$1,621	$3,020	$2,752	$2,732	$1,817	$1,639

FIXED CHARGES:
Interest expense	$171	$183	$357	$376	$397	$457	$508
Interest factor attributable to rentals and other [3]	12	16	29	31	37	41	54

Total fixed charges, before interest credited to contractholders	183	199	386	407	434	498	562
Interest credited to contractholders [2]	297	327	656	680	860	1,400	1,435

Total fixed charges	480	526	1,042	1,087	1,294	1,898	1,997
Preferred stock dividend requirements [4]	—	—	—	—	12	—	—

Total fixed charges and preferred stock dividend requirements, before interest credited to contractholders	183	199	386	407	446	498	562

Total fixed charges and preferred stock dividend requirements	$480	$526	$1,042	$1,087	$1,306	$1,898	$1,997

RATIOS:
Total earnings to total fixed charges [5]	2.1	3.1	2.9	2.5	2.1	NM	NM
Total earnings to total fixed charges and preferred stock dividend requirements [5]	2.1	3.1	2.9	2.5	2.1	NM	NM

Deficiency of total earnings to total fixed charges [6]	$—	$—	$—	$—	$—	$81	$358
Deficiency of total earnings to total fixed charges and preferred stock dividend requirements [6]	$—	$—	$—	$—	$—	$81	$358

Ratios before interest credited to contractholders [7]
Total earnings to total fixed charges [5]	4.0	6.5	6.1	5.1	4.3	NM	NM
Total earnings to total fixed charges and preferred stock dividend requirements [5]	4.0	6.5	6.1	5.1	4.2	NM	NM

[1]	Excludes undistributed earnings from equity method investments.
[2]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[3]	Interest factor attributable to rental and others includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.
[4]	Preferred stock dividend requirements represent the amount of pre-tax earnings that would be required to pay the dividends on outstanding preferred stock. Preferred stock dividend requirements are determined using the Company’s effective income tax rate unless use of the Company’s effective income tax rate would result in pre-tax losses for purposes of determining the dividend requirements, as in 2012 and 2011 when income tax benefits exceeded losses from continuing operations.
[5]	Ratios of less than one-to-one are presented as “NM” or not meaningful.
[6]	Represents additional earnings that would be necessary to result in a one-to-one ratio.
[7]	These secondary ratios are disclosed for the convenience of fixed income investors and the rating agencies that serve them and are more comparable to the ratios disclosed by all issuers of fixed income securities.